AFTERMARKET ENTERPRISES, INC.
                          933 S. 4th Street, Unit A
                        Grover Beach, California 93433


                               August 31, 2010

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

   Re:  Aftermarket Enterprises, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed April 15, 2010
        Form 10-Q for the Quarterly Period Ended March 31, 2010
        Filed May 17, 2010
        File No. 333-141676

Dear Mr. Alper:

   To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 11, 2010, are quoted below and are followed in each case by the Company's response thereto. Unless otherwise indicated, the reference immediately preceding the Company's response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Form 10-K for the Fiscal Year Ended December 31, 2009
----------------------------------------------------
Cover Page
----------
Comment 1
---------

You state that you "shares trade on the OTCBB with no bid or ask price. The shares trade very sporadically and the bid price on any given day may not be indicative of the actual price a stockholder could receive for their shares." On page 6 you indicate that your common stock has had no trading activity as of March 25, 2010. Please provide the time period you refer to within which there was no trading activity, considering the table on page 6 indicates that
there was trading activity in 2009.   Please indicate, if true, that the
aggregate market value of your voting and non-voting common equity held by non-affiliates is zero.

Response
--------

We will update the disclosure in future filings to reflect the bid and ask during relevant

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 2


time frames. Based on the last prices for our common stock, the non affiliated shareholders would have a market value of $19,590.

Item 7. Management's Discussion and Analysis of Financial Condition and
----------------------------------------------------------------------
Results of Operations, page 7
----------------------------

2. Please include an overview section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. For example, please elaborate on how you plan to continue to address "the deteriorating market that has resulted from the current economic conditions and surge in oil and fuel prices that occurred initially during 2008."

Response
--------

As we discussed, we will update our disclosure in future filings. As the economy continues to struggle and consumers continue to keep their wallets closed, we are hopeful that our minimizing overhead will enable us to weather the storm but will add a more in depth discussion for future filings including management's commitment to provide additional equity or debt financing.

Results of Operations, page 7
-----------------------------

3. You have not adequately disclosed the factors that contributed to the changes in revenues, costs of goods sold, gross profit, operating expenses and losses from operations between the years presented. Please expand your discussion and analysis to describe the underlying reasons for the changes in each of the factors contributing to the overall change in the financial statement line items to the extent necessary to an understanding of your operations. This discussion and analysis should also identify and describe known matters that would have an impact on future operations but have not had an impact in the past and matters that have had an impact on reported operations but are not expected to have an impact on future operations. Refer to Item 303(a)(3)(ii) of Regulations S-K.

Response
--------

We will update future filings to discuss the factors including changing consumer spending habits and a more limited selection of product offerings from our vendors as a result of the current economic climate.


Item 9A(T). Controls and Procedures, page 8
------------------------------------------

Evaluation of Disclosure Controls and Procedures, page 8
-------------------------------------------------------

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 3


4. Please explain the statement here that "this evaluation was made in light of the fact the Company has no operations or revenue..." and in the subsequent section that your "management considered the lack of operations and revenue."

Response
--------

This was a typo and has been removed for future filings.


Management's Annual Report on Internal Control over Financial Reporting,
------------------------------------------------------------------------
page 8
------

5. We note that you have included an exception involving "weaknesses of inadequate segregation of duties" to your management's conclusion that your internal controls over financial reporting were effective. Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting. If you do not believe that your inadequate segregation of duties results in a material weakness of internal controls, please remove this discussion.

Response
--------

We have revised the disclosure in our 10Q to indicate we do believe we have adequate internal controls even with the weakness of segregation of duties.

Changes in internal control over financial reporting, page 8
------------------------------------------------------------

6. Please confirm and in future filings, state, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 3081(b) of Regulation S-K.

Response
--------

There have been no changes in internal controls over financial reporting. We will also add additional disclosure in future filings.

Item 12. Security Ownership of Certain Beneficial Owners and Management and
---------------------------------------------------------------------------
Related Stockholder Matters, page 11
-----------------------------------

7. Please update this table to a more recent date.

Response
--------

We had a typo on the table and will update it to the a recent date for future filings.

Signatures, page 14
-------------------

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 4


8. Please use the exact introductory language from the signature section of Form 10-K. In addition, your document must be signed in the second signature block by your principal executive officer, your principal financial officer, your principal accounting officer or controller, and at least a majority of your board of directors. See General Instruction D(2)(a) to Form 10-K. Therefore, please confirm if true, that Mr. Anthony signed this Form 10-K in his capacity as your principal financial officer and, in the future, provide his titles in addition to Director in the second signature block.

Response
--------

We will use the language on the Form. All signatures were signed and the Company maintains all original signatures.


Report of Independent Registered Public Accounting Firm. pager-1
---------------------------------------------------------------

9. This report does not appear to have been signed. Please confirm that the auditor's have signed the report and provide us with a copy of the report that reflects their signature.

Response
--------

The report was signed and we will update future filings to make it clear they were signed. Additionally, attached is the signed copy of the auditors' report.


Exhibits
--------

10. Please include an exhibit that lists your subsidiaries. See Item 601(b)(21) of Regulation S-K.

Response
--------

We have one subsidiary, Aftermarket Express, Inc., and future filings will reflect these subsidiaries.


Exhibits 31.1 and 31.2
----------------------

11. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, the language in paragraphs 4(a) and (c) and paragraphs 5(a) and (b) does not conform to the certification language. Please revise in future filings.

Response
--------

We have replaced the certifications for future filings with ones containing exact wording.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 5


Exhibit 32
----------

12. This certification must be signed by your chief executive officer and chief financial officer. Please confirm, if true, that Mr. Anthony signed in his capacity as your chief financial officer and include this title in future certifications. See 18 U.S.C. Section 1350. This comment also applies to your Form 10-Q, for the period ended March 31, 2010.

Response
--------

Mr. Anthony signed in his capacity as chief financial officer and chief executive officer.


Form 10-Q for the Quarterly Period Ended March 31, 2010
-------------------------------------------------------

13. Please address the comments above in future filings on Form 10-Q as appropriate.

Response
--------

We will add these comments to future filings.


The company acknowledging that:

  o the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

                                 Sincerely,
                                 AFTERMARKET ENTERPRISES, INC.

                                 /s/ Adam Anthony
                                 ---------------------
                                     Adam Anthony, CEO